UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11‑K

 X               ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

                  TRANSITION REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition year from             to

Commission File No.    1-10275

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

BRINKER INTERNATIONAL, INC.
401(k) SAVINGS PLAN AND TRUST

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Brinker International, Inc.
6820 LBJ Freeway
Dallas, Texas 75240

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2004 and 2003	3
Notes to Financial Statements	4
Supplemental Schedule* - Schedule H, line 4i - Schedule of Assets Held at End of Year) - December 31, 2004	8

Exhibit 23 - Consent of Independent Registered Public Accounting Firm
Exhibit 99 - Certification by Susan Sieker, Plan Administrator of the Registrant, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*  All other schedules required by Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Plan Committee
Brinker International, Inc. 401(k) Savings Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Brinker International, Inc. 401(k) Savings Plan and Trust as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Brinker International, Inc. 401(k) Savings Plan and Trust as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

     /s/ KPMG LLP

Dallas, Texas
June 15, 2005

BRINKER INTERNATIONAL, INC.
401(k) SAVINGS PLAN AND TRUST

 Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

                                                                                                    2004                             2003

Investments - at fair value (Note 3):
    Money market                                                                   $     3,018,625           $     2,747,790
    Mutual funds                                                                           32,425,343                25,885,840
    Common collective fund                                                            5,585,169                  4,437,858
    Brinker International common stock                                         13,332,457                13,365,901
    Participant loans                                                                        2,965,365                  2,634,997

                                                                                                   57,326,959                49,072,386

Receivables:
    Participants' contributions                                                               88,028                      221,347
    Employer contributions                                                                   13,471                        34,769

                                                                                                        101,499                      256,116

Net assets available for benefits                                             $     57,428,458           $    49,328,502

See accompanying notes to financial statements.

BRINKER INTERNATIONAL, INC.
401(k) SAVINGS PLAN AND TRUST

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2004 and 2003

                                                                                                       2004                         2003

Additions:
    Contributions:
      Participant                                                                        $      7,099,424       $      6,697,746
      Employer                                                                                    950,396                  703,190

                                                                                                      8,049,820              7,400,936

    Investment income:
      Net appreciation in fair value
        of investments                                                                        4,059,503              6,251,893

      Interest and dividends                                                                 599,746                 360,547

                                                                                                     4,659,249               6,612,440

          Total additions                                                                   12,709,069             14,013,376

Deductions - benefits paid to participants                                        4,609,113               3,637,209

Net increase                                                                                   8,099,956             10,376,167

Net assets available for benefits at
  beginning of year                                                                         49,328,502             38,952,335
Net assets available for benefits at
  end of year                                                                          $     57,428,458        $    49,328,502

See accompanying notes to financial statements.

BRINKER INTERNATIONAL, INC.
401(k) SAVINGS PLAN AND TRUST

Notes to Financial Statements

December 31, 2004 and 2003

1.  DESCRIPTION OF THE PLAN

The following description of the Brinker International, Inc. ("Company" or "Brinker") 401(k) Savings Plan and Trust (the "Plan") is provided for general information purposes only.  Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General

The Company adopted the Plan effective January 1, 1993. The Plan is a qualified defined contribution retirement plan covering salaried employees who have attained the age of twenty-one and hourly employees who have completed one year of service and have attained the age of twenty-one. Employees that are considered part of a select group of management earning at or above a targeted income level and employees that are members of a collective bargaining unit are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The investments of the Plan are maintained in a trust (the "Trust") by American Express Trust Company (the "Trustee").

Contributions

Participants are permitted to contribute, subject to Internal Revenue Service limitations on total annual contributions, up to 50% of their eligible base compensation and 100% of their eligible bonuses, as defined in the Plan, to various investment funds on a tax-deferred basis.  Tips are excluded from the definition of eligible compensation.  The Company matches in cash at a rate of 25% of the first 5% of a salaried participant's compensation as defined in the Plan.  Hourly participants do not receive matching contributions.

Participants' Accounts

Participants' contributions are invested in accordance with their elections in the following funds: the AXP Cash Management Fund (a money market fund), the AXP Diversified Bond Fund (invests primarily in intermediate-term corporate bonds), the American Century Equity Growth Fund (invests primarily in the equities of large-cap domestic companies), the Wells Fargo Large Company Growth Fund (invests primarily in the equities of large-cap domestic companies), the Janus Overseas Fund (invests primarily in the equities of foreign companies), the Neuberger Berman Genesis Fund (invests primarily in the equities of small-cap domestic companies),  the Brown Capital Management Small Company Fund (invests primarily in the equities of small-cap domestic companies), the American Express Trust ("AET") Equity Index Fund II (invests primarily in the equities of the S&P 500 Index) and the Brinker Stock Fund (consists of Company common stock and a money market fund). Company matching contributions to the Plan are also invested in accordance with participants' elections in the above funds. Participants' accounts are adjusted with the proportionate share of gains or losses generated by their elected investment funds.

BRINKER INTERNATIONAL, INC.
401(k) SAVINGS PLAN AND TRUST

 Notes to Financial Statements

Vesting

Participants are immediately vested in their contributions and the earnings thereon. Vesting in the Company's matching contributions is graduated at 25% annually, beginning at the end of the second year of eligible service, up to 100% after five full years of eligible service.  Participants who separate from service prior to full vesting of their rights forfeit their share of the Company's contributions to the extent that vesting had not occurred.

On November 1, 2004, the Plan was amended to adopt a provision whereby the vested percentage of the Company's matching contribution of any participant who ceases to be employed by the Company because the restaurant location at which the participant is employed is refranchised shall be 100% and effective upon the date of the refranchising.

 Forfeited Accounts

Forfeitures used to reduce Company contributions totaled $34,375 for the year ended December 31, 2004.  Forfeited nonvested accounts totaled $44,730 and $47,849 for the years ended December 31, 2004 and 2003, respectively.

 Payment of Benefits

Distributions under the Plan are made upon a participant's death, disability, retirement, or termination of employment. Benefit payments are made in the form of a single lump sum payment, equal monthly payments for a specified period of time, or a direct rollover into an Individual Retirement Account or another qualified plan.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. A participant may have up to two loans outstanding at a time, however the total outstanding balance of all loans may not exceed the lesser of $50,000 or 50% of the participant's vested account balance. Loan terms range from six months to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the participant's account and bear interest at a rate of 1% above the prime lending rate which is determined at the end of the month prior to the month in which the loan request is made. Interest rates on outstanding loans ranged from 5.00% to 10.50% during both 2004 and 2003. Principal and interest payments are made through bi-weekly payroll deductions.

 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are prepared under the accrual method of accounting.

BRINKER INTERNATIONAL, INC.
401(k) SAVINGS PLAN AND TRUST

 Notes to Financial Statements

 Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

 Administrative Expenses

The Company pays all administrative expenses related to the Plan.

 Investment Valuation and Income Recognition

 The Plan's investments are stated at fair value using quoted market prices. Participant loans are valued at the outstanding principal balance plus accrued interest which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Income from investments is recorded as earned on an accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Reclassifications

Certain prior year amounts have been reclassified to be consistent with current year presentation. These reclassifications had no effect on previously reported net assets available for benefits or changes in net assets available for benefits.

3.  INVESTMENTS

Individual investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2004 and 2003 were as follows:

                                                                                                   2004                             2003

   Investments at fair value:
     American Century Equity Growth Fund                           $   7,717,283               $   6,386,632
     Janus Overseas Fund                                                           6,643,779                    4,978,981
     Brinker Common Stock                                                     13,332,457                  13,365,901
     AET Equity Index Fund II                                                    5,585,169                    4,437,858
     AXP Cash Management Fund                                                            *                    2,550,940
     AXP Diversified Bond Fund                                                 3,248,428                    2,885,903
     Neuberger Berman Genesis Fund                                          6,187,471                   4,033,133
     Participant Loans                                                                  2,965,365                   2,634,997
     Wells Fargo Large Company Growth Fund                           7,144,442                   6,534,252

     * Less than 5% of the Plan's net assets in the applicable year

BRINKER INTERNATIONAL, INC.
401(k) SAVINGS PLAN AND TRUST

Notes to Financial Statements

Appreciation (including gains and losses on investments bought and sold, as well as held during the years) on investments was as follows:

                                                                                                       2004                           2003

       Mutual funds                                                                        $   2,765,746            $    4,966,834
       Common Collective Fund                                                             519,753                     891,396
       Brinker common stock                                                                 774,004                     393,663

                                                                                                   $   4,059,503             $   6,251,893

4.  RELATED-PARTY TRANSACTIONS

Certain Plan investments are managed by the Trustee. Transactions involving these investments qualify as party-in-interest transactions.

5.  PLAN TERMINATION

Although it has no present intention to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination, all participants will become fully vested in their Company contributions.

6.  INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 22, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, the Plan Administrator believes that the Plan was qualified and the related Trust was tax-exempt as of the financial statement date.

7.  RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

8.  SUBSEQUENT EVENT

In April 2005, the Company's Board of Directors approved an amendment to the Plan that will expand participant eligibility and increase the Company's current match rate.  This amendment will be effective beginning on January 1, 2006.

Schedule I

BRINKER INTERNATIONAL, INC.
401(k) SAVINGS PLAN AND TRUST

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004

Identity of issue, borrower or similar party	Description of investment	Current Value

Money market:
*AXP Cash Management Fund	2,820,202 shares	$ 2,820,202

*AET Money Market II	198,423 shares	198,423
		3,018,625

Mutual funds:

*AXP Diversified Bond Fund	664,300 shares	3,248,428

American Century Equity Growth Fund	349,675 shares	7,717,283

Janus Overseas Fund	273,859 shares	6,643,779

Neuberger Berman Genesis Fund	145,012 shares	6,187,471

Brown Capital Management Small Company Fund	49,797 shares	1,483,940

Wells Fargo Large Company Growth Fund	153,084 shares	7,144,442

		32,425,343

Common collective fund:
*American Express Trust Equity Index Fund II	159,335 shares	5,585,169

*Brinker Common Stock (Cost Basis $5,281,377)	380,167 shares	13,332,457

*Loans from participants	Interest rates ranging from 5.00% to 10.50%	2,965,365

Total		$ 57,326,959

*Party-in-interest

Cost column not required - participant directed

See accompanying report of independent registered public accounting firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BRINKER INTERNATIONAL, INC.
401(K) SAVINGS PLAN AND TRUST

Date: June 29, 2005	By: /s/Susan Sieker
Susan Sieker
Plan Administrator